To announce the change of financial spokesperson

Date of events: 2014/05/15

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, research and development officer, or internal audit officer): Financial spokesperson

2.	Date of occurrence of the change: 2014/05/15

3.	Name, title, and resume of the replaced person: Mu-Piao Shih, President; Master’s degree in Electrical

Engineering from National Taiwan University

4. Name, title, and resume of the replacement: Bo Yung Chen, CFO; MBA from University of Pittsburgh

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): replacement

6.	Reason for the change: CFO acts as the financial spokesperson

7.	Effective date: 2014/05/15

8.	Any other matters that need to be specified: None